Exhibit 10.17

DIRECTOR COMPENSATION SUMMARY

Effective July 1, 2008, the Board increased the annual retainer for the directors who are not employed by Cedar Management Limited, our management company, from $15,000 to $20,000. The additional amount was paid in the common shares of the Company.

In addition to the annual retainer, the directors who are not employed by Cedar Management Limited are also paid $700 per half day for each board meeting and $175 per hour for each committee meeting attended during the calendar year. All of our officer positions are filled by directors without any salary or other compensation. Directors are entitled to receive compensation and reimbursement for expenses incurred in attending board or committee meetings or when otherwise acting on our behalf. The chairman of the board, as well as the chairman of each committee, receive an additional annual retainer of $5,000.